UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) announced today that, further to the resolutions adopted at its Ordinary General Shareholders’ Meeting held on March 25, 2025 and the announcement made on March 26, 2025 in relation to the declaration of a cash dividend in an aggregate amount of USD $130 million, payable in four equal installments in USD (of USD $32.5 million each installment), registered holders of Cemex Series A and Series B shares, Ordinary Participation Certificates (“CPO”) and American Depositary Shares (“ADS”) as of the record date of March 11, 2026, will be entitled to receive the fourth installment of the cash dividend (USD $32.5 million). Each CPO represents two Series A shares and one Series B share, and each ADS represents 10 CPOs.

As background, the first installment of the dividend was paid on June 18, 2025, the second installment was paid on September 18, 2025, and the third installment was paid on December 16, 2025.

Cemex will proceed to make payment of the fourth installment of the cash dividend against the delivery of coupon 158 (one hundred and fifty-eight) adhered to the share certificates representing all of the outstanding shares that make up the paid-up capital stock of Cemex. Holders of Series A and Series B shares and CPO holders will receive payment of the fourth installment of the cash dividend in Mexican Pesos in an amount equal to approximately USD $ 0.000750 per share and approximately USD $ 0.002250 per CPO, respectively. ADS holders will receive approximately USD $ 0.022500 per ADS in the fourth installment of the cash dividend.

With respect to holders of Cemex’s Series A and Series B shares, as well as CPOs, the fourth installment of the cash dividend should be paid on March 12, 2026 in Mexican Pesos at the exchange rate determined by the Bank of Mexico (Banco de México) on March 10, 2026. Therefore, Cemex will announce the corresponding final dividend amounts per share, CPO, and ADS for the fourth installment of the dividend, by no later than March 10, 2026.

With respect to ADS holders, it is expected that they will receive payment of the fourth installment of the dividend on or around March 19, 2026. Cemex will announce the corresponding final dividend amounts per ADS for the fourth installment, by no later than March 10, 2026.

The last day to acquire Series A and Series B shares, CPOs and ADSs with dividend payment rights will be March 10, 2026, respectively.

The declared dividend comes from the Net Tax Profit Account (Cuenta de Utilidad Fiscal Neta or CUFIN) of Cemex as of December 31, 2013; therefore, no tax withholding will be made for the payment of this dividend

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: February 26, 2026	By:	/s/ Jaime Martínez Merla
Name: Jaime Martínez Merla
Title: Chief Comptroller